MERCATOR PARTNERS ACQUISITION CORP.
ONE FOUNTAIN SQUARE
11911 FREEDOM DRIVE
SUITE 590
RESTON, VIRGINIA 20190
August 28, 2006
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Duc Dang
Mail Stop 4-6

Re:	Mercator Partners Acquisition Corp. Application for Withdrawal of Registration Statement on Form S-4 (File No. 333-135206)
Ladies and Gentlemen:
          In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Mercator Partners Acquisition Corp. (“Mercator”) hereby respectfully makes this application to withdraw its Registration Statement on Form S-4 (File No. 333-135206) filed with the Securities and Exchange Commission (the “Commission”) on June 21, 2006, together with all exhibits thereto (the “Registration Statement”).
          Pursuant to the Registration Statement, the Mercator proposed to register 1,300,000 shares of its Common Stock, $.001 par value per share (the “Common Stock”), 1,450,000 Class W Warrants (and the Common Stock issuable upon the exercise thereof), and 1,450,000 Class Z Warrants (and the Common Stock issuable upon the exercise thereof). No securities have been sold pursuant to the Registration Statement.
          The reason for such withdrawal is Mercator’s determination to seek shareholder approval of the transactions described in the Registration Statement (the “Transactions”) by means of a proxy statement rather than a Registration Statement. Accordingly, Mercator filed a preliminary proxy statement on Schedule 14A with respect to the Transactions with the Commission on August 23, 2006.
          Mercator respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of Mercator as an offset of all or a portion of the fee due for any subsequent filing by Mercator.

          Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact Mark Wishner at (703) 749-1352 or Jason Simon at (703) 749-1386.

Very truly yours,
/s/ Rhodric Hackman
Rhodric Hackman
President